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                            August 26, 2022

       Andrew Lane
       Chairman, CEO
       Universal Systems, Inc.
       30 N. Gould Street, Suite N
       Sheridan, WY 82801

                                                        Re: Universal Systems,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 18,
2022
                                                            File No. 024-11969

       Dear Mr. Lane:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed August 18, 2022

       General

   1. Please provide us with your analysis as to whether you are considered an investment company pursuant to the
Investment Company Act of 1940 and subject to registration
                                                        thereunder. In this
regard, we note your disclosure that "[t]he Company   s purpose is to
                                                        develop, produce,
invest in, distribute, manage a structure and diversified portfolio of entertainment and
digital media investments, between $50,000 and $5 million dollars per investment." Please
note that an issuer required to be registered as an investment company is not eligible
to offer securities pursuant to Regulation A. Please refer to
                                                        Securities Act Rule
251(b)(4).

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its
 Andrew Lane
Universal Systems, Inc.
August 26, 2022
Page 2

compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you
have any questions.



                                                          Sincerely,
FirstName LastNameAndrew Lane
                                                          Division of
Corporation Finance
Comapany NameUniversal Systems, Inc.
                                                          Office of Trade &
Services
August 26, 2022 Page 2
cc:       Steve Mills
FirstName LastName